JONES DAY

1420 Peachtree Street, N.E. • Suite 800 • Atlanta, Georgia 30309.3053

TELEPHONE: +1.404.521.3939 • FACSIMILE: +1.404.581.8330

November 13, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F St. Street, N.E.

Washington, D.C. 20549

Attention: Ms. Era Anagnosti

Re:	Georgia Gulf Corporation

Amendment No. 1 to Registration Statement on Form S-4

Filed October 18, 2012

File No. 333-183724

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Filed October 18, 2012

File No. 001-09753

Dear Ms. Anagnosti:

On November 6, 2012, Georgia Gulf Corporation (the “Company”) filed its response letter, dated November 6, 2012 (the “Second Response Letter”), to the comment letter, dated November 1, 2012 (the “Second Comment Letter”), of the staff of the Division of Corporation Finance (the “Staff’) in connection with the filing of Amendment No. 2 to the Company’s Preliminary Proxy Statement on Schedule 14A, initially filed on September 5, 2012 (as so amended, the “Amended Preliminary Proxy Statement”). In the Second Response Letter, the Company indicated that it would separately respond to the Staff’s comment number 1 in the Second Comment Letter, which comment relates to Amendment No. 1 to the Company’s Registration Statement on Form S-4 (File No. 333-183724) (the “Company Form S-4”). This letter includes the Company’s separate response to the Staff’s comment number 1 from the Second Comment Letter. For your convenience, the Company has included the Staff’s comment in the body of this letter and has provided the Company’s response thereto immediately following the comment.

Capitalized terms used but not defined herein have the meanings assigned to them in the Company Form S-4 and the Amended Preliminary Proxy Statement, as applicable.

JONES DAY

Securities and Exchange Commission

November 13, 2012

Form S-4 Amendment No. 1

Prospectus Cover Page

1.	We note your response to comment five in our letter dated October 2, 2012. We agree with your statement that “the exchange transaction and the Merger are appropriately viewed as an integrated transaction.” While we would not object to the delivery of a single Joint Prospectus, the disclosure of the Joint Prospectus must be compliant with all material requirements of the Form S-4, not only with respect to the exchange offer, but also with respect to the merger transaction, upon which the PPG shareholders will make an investment decision. We re-issue the second half of our prior comment five, including compliance with Item 4(b) and selected provisions of Item 18 of Form S-4.

Response:

Item 4(b) of Form S-4

Item 4(b) of Form S-4 states as follows:

“If a report, opinion or appraisal materially relating to the transaction has been received from an outside party, and such report, opinion or appraisal is referred to in the prospectus, furnish the same information as would be required by Item 1015(b) of Regulation M-A.”

In connection with the Merger, the Company’s board of directors received opinions from the Company’s two financial advisors, Barclays Capital Inc. (“Barclays”) and Houlihan Lokey Financial Advisors, Inc. (“Houlihan Lokey”), to the effect that, as of the date of the relevant opinion, the exchange ratio set forth in the Merger Agreement was fair, from a financial point of view, to the Company. Disclosure with respect to those opinions, as well as the full text of such opinions, is included in the preliminary proxy statement filed by the Company and will be included in the definitive proxy statement that will be delivered to the Company’s stockholders in connection with the stockholders meeting at which they will be asked to approve the issuance of the shares of the Company’s stock in the Merger. However, those opinions and related disclosures have not been included in the joint prospectus that is a part of both the Company Form S-4 relating to the issuance of shares of the Company’s common stock in the Merger and the Registration Statement on Form S-4/S-1 filed by Splitco (the “Splitco Form S-4/S-1”) (in which the PPG shareholders will be offered the right to exchange shares of common stock of PPG for shares of Splitco common stock (the “PPG Exchange Offer”)) because the Company respectfully submits that those opinions are neither relevant nor material to the PPG shareholders.

JONES DAY

Securities and Exchange Commission

November 13, 2012

The purpose of the joint prospectus is to provide certain information to the PPG shareholders regarding both the Splitco common stock offered in the proposed PPG Exchange Offer and the Company’s common stock that will be received by the PPG shareholders in the Merger, as well as information regarding the combined business. The transaction that is the subject of the Company Form S-4 and the Splitco Form S-4/S-1 includes the following elements:

•	An investment decision by the PPG shareholders whether to exchange shares of PPG common stock for shares of Splitco common stock in the PPG Exchange Offer;

•

A potential distribution of shares of Splitco common stock, on a pro rata basis, to all PPG shareholders, solely in the event that the PPG Exchange Offer is not fully subscribed (the “Clean-up Spin-off”); and

•

Immediately following completion of the PPG Exchange Offer and the Clean-up Spin-off (if necessary), the combination of the Company and Splitco through the Merger, in which all shares of Splitco common stock will be converted, automatically and without any action by PPG shareholders, into shares of the Company’s common stock.

The information contained in the joint prospectus (which includes pro forma financial information regarding the combined businesses) is intended to, and the parties believe does, provide the PPG shareholders with the information necessary for those shareholders to make their investment decision.

The Company respectfully submits that the opinions provided by the Company’s financial advisors, and the related financial analyses currently disclosed in the Amended Preliminary Proxy Statement, would be neither material nor relevant (and would likely be confusing and potentially misleading) to PPG shareholders in making their investment decision. Each of those opinions addressed the fairness, from a financial point of view, to the Company of the exchange ratio set forth in the Merger Agreement from the perspective of the Company as the acquirer. In each such opinion, the exchange ratio represents the number of shares of the Company’s common stock that will be issued in the Merger in exchange for all outstanding shares of Splitco common stock. The essence of each opinion — and one of the reasons that the opinions were intended for use by and relevant to the Company’s board of directors in evaluating the Merger — is whether the number of shares of the Company’s common stock issuable in the Merger, relative to what the Company receives in exchange for such stock (i.e., Splitco and its consolidated business, assets and liabilities), was fair, from a financial point of view, to the Company.

JONES DAY

Securities and Exchange Commission

November 13, 2012

The financial analyses relating to those opinions did not, among other things: (1) address any aspect of the PPG Exchange Offer, (2) include an appraisal or valuation of Splitco, the Company, the Splitco common stock or the Company’s common stock, (3) express any view with respect to any projections or estimates regarding the combined business or the value thereof, or (4) include an opinion as to the prices at which shares of the Company’s common stock might trade following the consummation of the Merger. The parties believe that disclosure regarding the opinions in the joint prospectus could suggest to PPG shareholders that such opinions included an analysis of, or were otherwise relevant to, a PPG shareholder’s perspective, which would not be accurate and would be misleading and confusing, particularly given that the opinions were rendered, and related financial analyses were performed, for a different purpose, intended to be used in a different context and addressed to a different audience.

The Company additionally notes that PPG has informed the Company that PPG received an opinion (the “Lazard Opinion”) from Lazard Frères & Co. LLC (“Lazard”) to the effect that the aggregate transaction consideration – which includes the aggregate number of shares of Georgia Gulf common stock to be issued in the Merger, and the distribution of cash and debt securities to be received by PPG prior to the Merger – was fair from a financial point of view to PPG and the holders of common stock of PPG who receive shares of common stock of Splitco, taken as a whole. PPG has also informed the Company that PPG believes that the Lazard Opinion does not opine upon a subject matter that is material or relevant to the investment decision that PPG shareholders are being asked to make, and that the Lazard Opinion, and related disclosures, should not be included in the joint prospectus that is a part of both the Company Form S-4 and the Splitco Form S-4/S-1. PPG has advised the Company that it believes that:

In the Exchange Offer, PPG shareholders will be presented with an investment decision fundamentally distinct from the subject matter of the Lazard Opinion. In determining whether to tender the shares of PPG common stock owned by them into the Exchange Offer, PPG shareholders will not consider whether the aggregate consideration to be received by PPG and the holders of PPG common stock who receive shares of Splitco common stock is fair to PPG and holders of PPG common stock who receive shares of Splitco common stock, taken as a whole, which was the analysis undertaken by Lazard in the Lazard Opinion. Furthermore, PPG shareholders are not being asked to vote on or to make an evaluation regarding the fairness of the aggregate consideration to be received by PPG and the holders of Splitco common stock in the Merger.

Rather, PPG shareholders face an entirely separate investment decision whereby they must decide whether or not to exchange their shares of PPG common stock for shares, ultimately, of Company common stock. The exchange ratio in the Exchange Offer will be based on the relative stock prices for PPG common stock and Georgia Gulf common stock. As is the case with the opinions of the Company’s financial advisors, the Lazard Opinion did not: (1) address any aspect of the PPG Exchange Offer, including the exchange ratio in the Exchange Offer, (2) include an appraisal of Splitco, the Company, the Splitco common stock or the Company’s common stock, (3) express any view with respect to any projections or estimates regarding the combined business or the value thereof, or (4) include an opinion as to the prices at which shares of the Company’s common stock might trade following the consummation of the Merger. Disclosure regarding the Lazard Opinion could suggest to PPG shareholders that the Lazard Opinion may provide guidance related to these types of financial analyses, which would be inaccurate, misleading and confusing. Furthermore, none of PPG, Splitco, any of their respective directors or officers or any of their respective representatives has made or will make any recommendation as to whether PPG shareholders should tender their shares in the Exchange Offer. Because the Lazard Opinion does not opine upon a subject matter material or relevant to the investment decision facing PPG shareholders, PPG does not believe that such opinion and related disclosures should be included in the joint prospectus.

JONES DAY

Securities and Exchange Commission

November 13, 2012

The Company respectfully submits that for all of the reasons noted above, the opinions issued by its financial advisors, the Lazard Opinion and the disclosure regarding the related financial analyses, are neither material nor relevant to the PPG shareholders in making their decision regarding whether they should participate in the PPG Exchange Offer.

For these reasons, the Company respectfully advises the Staff that, in light of (i) the specific facts and circumstances of the offerings of securities being registered on the Company Form S-4 and the Splitco Form S-4/S-1, (ii) the nature of the investment decision being made by the PPG shareholders with respect thereto, and (iii) the substance, purpose and scope of the opinions that were delivered to the Company’s board of directors and the Lazard Opinion, the Company believes that the opinions rendered by the Company’s and PPG’s financial advisors, and the related financial analyses, are not required to be referenced, and if not referenced, not required by Item 4(b) to be disclosed, in the text of the joint prospectus included in the Company’s Form S-4 and the Splitco Form S-4/S-1.

Item 18 of Form S-4

General Instruction E to Form S-4 provides as follows:

“If a corporation or other person submits a proposal to its security holders entitled to vote, or consent to, the transaction in which the securities being registered are to be issued, and such person’s submission to its security holders is subject to Regulation 14A …, then the provisions of such Regulations shall apply in all respects to such person’s submission, except that (a) the prospectus may be in the form of a proxy or information statement and may contain the information required by this form in lieu of that required by Schedule 14A of Regulation 14A ….” [Emphasis added]

JONES DAY

Securities and Exchange Commission

November 13, 2012

Under “Part I — Information Required in the Prospectus” of Form S-4, “Part D — Voting and Management Information” sets forth information required by Form S-4 that, pursuant to General Instruction E above, is to be included in a prospectus that is in the form of a proxy or information statement, or in connection with an exchange offer. Part D contains two Items, “Item 18 — Information if Proxies, Consents or Authorizations are to be Solicited” and “Item 19 — Information if Proxies, Consent or Authorizations are not to be solicited or in an Exchange Offer.”

The joint prospectus included in the Company Form S-4 and the Splitco Form S-4/S-1 is not “in the form of a proxy or information statement”, although under General Instruction E it would be permissible for it to be. Furthermore, the offers of securities being registered under those two registration statements are not otherwise subject to compliance with Regulation 14A or 14C under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company is complying with its separate obligations under the Exchange Act in the Amended Preliminary Proxy Statement (and the definitive version thereof).

As a result, and in reliance on General Instruction E of Form S-4, the parties do not believe that Item 18 is applicable to the joint prospectus that is included in the Company Form S-4 and the Splitco Form S-4/S-1. Moreover, the Company respectfully submits that the information set forth under Item 18 is neither relevant nor material to the investment decision being made by the PPG shareholders and that any such disclosure would be misleading or confusing to PPG shareholders and could create the implication that PPG shareholders — in their capacity as a PPG shareholder — may have some basis to participate in or otherwise be subject to the rights of the Company’s stockholders, or the solicitation of proxies, with respect to the Company’s meeting of stockholders, when in fact that is not accurate.

The joint prospectus provides certain information to the PPG shareholders regarding the Splitco common stock to be issued in the proposed PPG Exchange Offer and the Company’s common stock to be received, following the automatic conversion of the Splitco common stock into Company common stock, by the PPG shareholders in the Merger, as well as information regarding the combined businesses. The PPG shareholders are not making a voting decision with respect to whether the Company should issue common stock in the Merger and are not entitled to vote at, give proxies or participate in the Company’s special meeting. Furthermore, the Company is not mailing the joint prospectus to any shareholders for the purpose of soliciting proxies for its special meeting. Because the joint prospectus is not in the form of a proxy statement and the Company is not soliciting proxies in the joint prospectus forming a part of the Company Form S-4, the Company respectfully submits that Item 18 of Form S-4 is not applicable to the Company Form S-4 and the Splitco Form S-4/S-1.

JONES DAY

Securities and Exchange Commission

November 13, 2012

The parties do believe, however, that the fact that consummation of both the PPG Exchange Offer and the Merger is subject to, and conditioned upon, the Company’s stockholders approving the issuance of the shares of Company common stock in the Merger is material information to the PPG shareholders and to the investment decision they are making in the PPG Exchange Offer. That fact is specifically disclosed multiple times in the joint prospectus, and in other public disclosures made by the Company or by PPG relating to the Transactions. Furthermore, the parties believe that Item 19 under Part D of Form S-4 is applicable to the joint prospectus and that the disclosure described in Item 19 of Form S-4, which is to be used for exchange offers or other transactions in which proxies are not being solicited, serves the very purpose of providing the meaningful and relevant disclosure relating to the PPG shareholders’ investment decision without misleading the PPG shareholders or creating confusion with respect to the specific details about the meeting and related proxy solicitation process. Indeed, the disclosure regarding the meeting generally and the vote is required by Item 19 for transactions of this type, and is included in the joint prospectus. Accordingly, the Company respectfully submits that the appropriate disclosure for the joint prospectus forming a part of both the Company Form S-4 and the Splitco Form S-4/S-1, is described in Item 19 of Form S-4.

For these reasons, the Company respectfully advises the Staff that it believes the disclosure described in Item 18 of Form S-4 is not required to be included in the joint prospectus included in the Company Form S-4 and the Splitco Form S-4/S-1.

*        *        *         *

JONES DAY

Securities and Exchange Commission

November 13, 2012

We hope that the foregoing is responsive to your comment. If you have any questions with respect to this letter, please feel free to contact the undersigned at (404) 581-8573 or, in my absence, Joel T. May at (404) 581-8967.

Very truly yours,

/s/ Mark L. Hanson
Mark L. Hanson

Enclosures

cc:	Paul D. Carrico, Georgia Gulf Corporation

Gregory C. Thompson, Georgia Gulf Corporation

Timothy Mann, Jr., Georgia Gulf Corporation

John E. Zamer, Jones Day

Joel T. May, Jones Day

Michael H. McGarry, Eagle Spinco Inc.

Steven A. Rosenblum, Wachtell, Lipton, Rosen & Katz